UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Conyers Park II Acquisition Corp.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.0001
(Title of Class of Securities)

212896 104
(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON
Conyers Park II Sponsor LLC
2	Check The Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
11,150,000
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
11,150,000
	8	SHARED DISPOSITIVE POWER
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
11,150,000
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Item 1(a) Name of Issuer

Conyers Park II Acquisition Corp. (the “Issuer”)

Item 1(b) Address of the Issuer’s Principal Executive Offices

999 Vanderbilt Beach Road, Suite 601 Naples, FL 34108

Item 2(a) Names of Persons Filing

Conyers Park II Sponsor LLC (the “Reporting Person”)

Item 2(b) Address of the Principal Business Office, or if none, Residence

999 Vanderbilt Beach Road, Suite 601 Naples, FL 34108

Item 2(c) Citizenship

Delaware

Item 2(d) Title of Class of Securities

Class A Common Stock, $0.0001 par value per share.

Item 2(e) CUSIP Number

212896 104

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

☐	(j) A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

☐	(k) Group, in accordance with Rule 13d-1(b)(1)(ii)(j). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4 Ownership

The responses to Items 5-11 of the cover page of this Schedule 13G are incorporated herein by reference.

As of December 31, 2019, the Reporting Person beneficially owns 11,150,000 shares of the Class B Common Stock of the Issuer, representing 19.8% of the Issuer’s outstanding shares of Class A Common Stock and Class B Common Stock, based on 45,000,000 shares of Class A Common Stock and 11,250,000 shares of Class B Common Stock outstanding as of November 14, 2019, as reported by the Issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 14, 2019. The shares of Class B Common Stock are automatically convertible into the Class A Common Stock of the Issuer at the time of the Issuer’s initial business combination, or at any time prior thereto at the option of the holder, on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-232449).

The Reporting Person is governed by a board of managers, consisting of five individuals, each of whom has one vote. A majority of the board of managers is required to make voting and dispositive decisions regarding the Issuer’s securities. As such, none of the members of the board of managers of the Reporting Person is deemed to be a beneficial owner of the Issuer’s Class B Common Stock.

Item 5 Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☐.

Item 6 Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8 Identification and Classification of Members of the Group

Not Applicable

Item 9 Notice of Dissolution of Group

Not Applicable

Item 10 Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020	CONYERS PARK II SPONSOR LLC

	By:	/s/ Brian K. Ratzan
	Name:	Brian K. Ratzan
	Title:	Authorized Signatory

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